[FARMERS LETTERHEAD]
December 20, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Justin Dobbie
100 F Street, NE
Washington, D.C. 20549

Re:	Farmers National Banc Corp. Registration Statement on Form S-1 (File No. 333-167177)
Dear Mr. Dobbie:
              On May 28, 2010, Farmers National Banc Corp. (“Farmers”), filed a Registration Statement on Form S-1 (Registration No. 333-167177) (the “Registration Statement”),with the Securities and Exchange Commission (the “Commission”), which was subsequently amended on October 12, 2010, November 15, 2010, November 23, 2010, December 12, 2010 and December 17, 2010, relative to its proposed rights offering. Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Farmers respectfully requests that the effectiveness of the Registration Statement be accelerated to Monday, December 20, 2010, at 3:30 p.m., Eastern Time, or as soon thereafter as practicable.
              By this letter, the Farmers acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Farmers from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	Farmers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ John S. Gulas
President and Chief Executive Officer
Farmers National Banc Corp.